UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of February 2026

____________________

Commission File Number: 001-36631

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of 4Q2025 Consolidated Results

Item 1

# Report of 4Q2025 Consolidated results

Information reported in Ps billions(1) and under IFRS

(1) We refer to billions as thousands of millions.

Bogotá D.C., Colombia

Carrera 13 No 26A - 47 - 23rd Floor

Disclaimer

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) is an issuer of securities in Colombia and in the United States (“SEC”). As such, it is subject to compliance with securities regulation in Colombia and applicable U.S. securities regulation. Grupo Aval is also subject to the inspection and supervision of the Superintendency of Finance as holding company of the Aval financial conglomerate.

The consolidated financial information included in this document is presented in accordance with IFRS as currently issued by the IASB. Details of the calculations of non-IFRS measures such as ROAA and ROAE, among others, are explained when required in this report.

On November 27, 2025, Banco de Bogotá’s subsidiary Multi Financial Holding, Inc. (“MFG”) entered into a share purchase agreement with BAC International Corporation (BIC), a subsidiary of BAC Holding International Corp., for the disposal of 99.57% of the issued and outstanding shares of Multi Financial Group Inc. (“MFG”), the parent company of Multibank, Inc.

For comparability purposes only, we have prepared and present supplemental unaudited pro forma financial information for the periods prior to 4Q25, which reflects the reclassification of the operations relating to MFG as non-current assets and liabilities held for sale and discontinued operations. This supplemental unaudited pro forma financial information does not intended to represent, and should not be considered indicative of, the results of operations or financial position that would have been achieved had the transaction occurred on the dates assumed, nor is it intended to project our results of operations or financial position for any future period or date. The pro forma financial information is unaudited and the completion of the external audit for the year ended December 31, 2025, may result in adjustments to the unaudited pro forma financial information presented herein.

This report includes forward-looking statements. In some cases, you can identify these forward-looking statements by words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these and other comparable words. Actual results and events may differ materially from those anticipated herein as a consequence of changes in general, economic and business conditions, changes in interest and currency rates and other risk described from time to time in our filings with the Registro Nacional de Valores y Emisores and the SEC.

Recipients of this document are responsible for the assessment and use of the information provided herein. Matters described in this presentation and our knowledge of them may change extensively and materially over time, but we expressly disclaim any obligation to review, update or correct the information provided in this report, including any forward looking statements, and do not intend to provide any update for such material developments prior to our next earnings report.

The Financial Statements of Grupo Aval Acciones y Valores S.A., in accordance with Colombian regulations, must be filed with the market and with the Superintendency of Finance with the opinion of an external auditor. At the time of this Solicitation, this process is still ongoing.

The content of this document and the figures included herein are intended to provide a summary of the subjects discussed rather than a comprehensive description.

When applicable, in this document we refer to billions as thousands of millions.

1

Report of 4Q2025 consolidated results Information reported in Ps billions and under IFRS, except per share information

ABOUT GRUPO AVAL

Grupo Aval, leading financial conglomerate in Colombia, operates through: four commercial banks in Colombia (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), the largest private pensions and severance fund manager in Colombia (Porvenir), and the largest merchant bank in Colombia (Corficolombiana). In addition, it is present in Panama through Multibank's operation through Banco de Bogotá.

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) is an issuer of securities in Colombia and the United States (“SEC”).

As of December 31st, 2025, the Company has the following issuances:

Stocks	Securities issues in force
Type of security	Common stock	Preferred stock
Trading system	Stock exchange	Stock exchange
Stock exchange	Colombian Stock Exchange (BVC)
Outstanding Shares (*)	16,178,324,920	7,565,150,834
Issue amount (*)	16,178,324,920	7,565,150,834
Amount placed (*)	16,178,324,920	7,565,150,834

Local Bonds

Year	Principal (million)	Rate	Rating
Issue of 2016 - Series A - 10 years	93,000	CPI +3.86%	AAA –BRC Investor Services S.A.
Issue of 2016 - Series A - 20 years	207,000	CPI +4.15%
Issue of 2017 - Series A - 25 years	300,000	CPI +3.99%
Issue of 2019 - Series A - 20 years	300,000	CPI +3.69%
Issue of 2024 - Series A - 15 years	200,000	CPI +6.16%
Issue of 2024 - Series C - 3 years	100,000	10.08%
	1,200,000
International Bonds
	Principal U.S. (million)	Rate	Rating
Issue of 2020 - 10 years	US 1,000	4.375%	Ba2 / Stable (Moody’s) BB / Stable (Fitch)

Main domicile: Bogotá D.C., Colombia

Address: Carrera 13 No 26A – 47- 23rd Floor

2

Table of contents

Key results of 4Q25	6

Consolidated Financial Results	7

– Statement of Financial Position Analysis	8

– Income Statement Analysis	16

Grupo Aval + Grupo Aval Limited	20

Separated Financial Results	21

– Statement of Financial Position Analysis	21

– Income Statement Analysis	21

Definitions	22

Consolidated Financial Statements	23

Separate Financial Statements	25

3

Report of 4Q2025 consolidated results Information reported in Ps billions and under IFRS, except per share information

Bogotá, February 25th, 2026. Grupo Aval S.A. (NYSE:AVAL) reported a consolidated Attributable Net Income for the year reached Ps 1,721.9 billion (Ps 72.5 pesos per share), 69.6% higher than for 2024. ROAE was 9.6% and ROAA was 1.0% for the year.

For ease of analysis, the 4Q25 results are compared versus adjusted historical figures expressed on a proforma basis to reflect consolidated numbers excluding MFG’s contribution. As such,

•	Gross loans reached 190.9 trillion pesos, a 4.6% growth versus 4Q24. Consolidated deposits reached 207.4 trillion pesos, an 11.2% growth versus 4Q24.

•	As of December 2025, our total market share was 25.0% (-28 pbs LTM), incorporating gains in mortgage loans (+117 pbs), and a lower share in commercial loans (-37 pbs) and in consumer loans (-53 pbs).

•	The quality of our loan portfolio improved 27 bps to 4.4% on a +30 PDLs basis and 11 bps to 3.3% on a+90 PDLs basis during the quarter.

•	Cost of Risk for the year was 1.9%, 38 bps lower than last year, as a result of a 157 pbs improvement in consumer loans to 4.2% and a 15bps increase in commercial loans to 0.7%.

•	Total NIM increased 28 bps over the 12-months to 3.8%, with NIM on loans increasing 28 bps to 4.7%.

•	OPEX increased 9.6% for the year, with Cost to Income reaching 52.2% for 2025, 101 bps lower than for last year. Cost to Assets efficiency was 2.6%, same as for 2024.

4

Report of 4Q2025 consolidated results Information reported in Ps billions and under IFRS, except per share information

	COP $tn	4Q24 Pro Forma	3Q25 Pro Forma	4Q25 Pro Forma (PF) where indicated	4Q25 Pro Forma (PF) where indicated vs 3Q25 Pro Forma	4Q25 Pro Forma (PF) where indicated vs 4Q24 Pro Forma
Balance Sheet	Gross Loans	$ 182.6	$ 188.1	$ 190.9	1.5%	4.6%
	Deposits	$ 186.5	$ 200.3	$ 207.4	3.6%	11.2%
	Deposits /Net Loans	1.08 x	1.11 x	1.13 x	0.02 x	0.05 x

Loan Quality	90 days PDLs / Gross Loans	4.1%	3.4%	3.3%	(11) bps	(77) bps	Pro Forma 2024	Pro Forma 2025	2025 vs 2024
	Allowance/90 days PDLs	1.31 x	1.37 x	1.34 x	-0.02 x	0.03 x
	Cost of risk	1.9%	2.0%	1.7%	(27) bps	(17) bps	2.3%	1.9%	(38) bps

Other Ratios	Net interest margin	2.9%	4.5%	2.9%	(166) bps	(8) bps	3.5%	3.8%	28 bps
	NIM on loans	4.6%	4.6%	5.1%	48 bps	50 bps	4.4%	4.7%	28 bps
	Fee income Ratio	23.9%	22.1%	21.9%	(11) bps	(192) bps	22.7%	21.6%	(112) bps
	Efficiency Ratio (income)	60.4%	50.3%	54.9%	458 bps	(550) bps	53.2%	52.2%	(101) bps
	Efficiency Ratio (assets)	2.7%	2.5%	2.8%	24 bps	4 bps	2.6%	2.6%	6 bps

		4Q24	3Q25	4Q25	4Q25 vs 3Q25	4Q25 vs 4Q24	2024	2025	2025 vs 2024
Profitability	Attributable net income (in Ps. billion)	$ 281.4	$ 521.0	$ 344.4	-33.9%	22.4%	$ 1,015	$ 1,722	69.6%
	ROAA	0.7%	1.0%	0.7%	(31) bps	7 bps	0.7%	1.0%	28 bps
	ROAE	6.5%	11.5%	7.5%	(405) bps	102 bps	6.0%	9.6%	366 bps

•	Pro-forma Loans, Allowances, Net Interest, Fees and Operating costs for 4Q24 and 3Q25 are calculated based on the previously reported consolidated figures excluding MFG’s contribution to these numbers.

•	Pro-forma ratios for 4Q24, 3Q25, FY 2024 and FY 2025 are calculated based on the pro-forma figures explained above.

•	Pro-forma ratios for 4Q25 are based on reported revenues and expenses, associated to each ratio; however, the denominators averages used to calculate these ratios contain pro-forma figures from previous quarters.

Gross loans excludes interbank and overnight funds. PDLs 90+ defined as loans more than 90 days past due. Cost of Risk calculated as Impairment loss on loans and other accounts receivable net of recoveries of charged-off assets divided by average gross loans. Net Interest Margin includes net interest income plus net trading income from debt and equity investments at FVTPL divided by total average interest-earning assets. Fee income ratio is calculated as net income from commissions and fees divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income. Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income. ROAA is calculated as annualized Net Income divided by average of total assets. ROAE is calculated as Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity. NS refers to non-significant figures.

5

Report of 4Q2025 consolidated results Information reported in Ps billions and under IFRS

Consolidated Statement of Financial Position	4Q24 Pro Forma	3Q25 Pro Forma	4Q25	Δ
				4Q25 vs. 3Q25 Pro Forma	4Q25 vs. 4Q24 Pro Forma
Cash and cash equivalents	17,131.0	18,657.3	19,354.7	3.7%	13.0%
Trading assets	20,031.7	27,937.2	29,097.6	4.2%	45.3%
Investment securities	35,091.1	39,139.3	39,252.6	0.3%	11.9%
Hedging derivatives assets	54.0	36.6	236.6	N.A.	N.A.
Total loans, net	173,423.8	180,547.9	184,226.0	2.0%	6.2%
Tangible assets	6,811.1	6,814.5	9,608.3	41.0%	41.1%
Goodwill	2,063.0	2,063.0	2,057.1	-0.3%	-0.3%
Concession arrangement rights	14,314.6	14,121.6	13,495.1	-4.4%	-5.7%
Other assets	58,939.1	54,523.3	51,608.7	-5.3%	-12.4%
Total assets	327,859.4	343,840.8	348,936.7	1.5%	6.4%
Trading liabilities	1,011.9	1,438.9	1,951.4	35.6%	92.8%
Hedging derivatives liabilities	21.7	24.4	34.8	42.7%	60.9%
Customer deposits	186,503.8	200,283.9	207,405.2	3.6%	11.2%
Interbank borrowings and overnight funds	17,700.1	24,923.5	22,655.4	-9.1%	28.0%
Borrowings from banks and others	21,095.4	20,205.5	20,491.7	1.4%	-2.9%
Bonds issued	24,619.8	22,368.5	21,457.0	-4.1%	-12.8%
Borrowings from development entities	4,037.3	4,355.6	4,067.5	-6.6%	0.7%
Other liabilities	39,706.4	35,604.5	36,130.7	1.5%	-9.0%
Total liabilities	294,696.5	309,204.8	314,193.8	1.6%	6.6%
Equity attributable to owners of the parent	17,451.3	18,411.2	18,445.9	0.2%	5.7%
Non-controlling interest	15,711.7	16,224.8	16,296.9	0.4%	3.7%
Total equity	33,162.9	34,636.0	34,742.8	0.3%	4.8%
Total liabilities and equity	327,859.4	343,840.8	348,936.7	1.5%	6.4%

Consolidated Statement of Income	4Q24 Pro Forma	3Q25 Pro Forma	4Q25	Δ
				4Q25 vs. 3Q25 Pro Forma	4Q25 vs. 4Q24 Pro Forma
Interest income	6,500.7	6,416.3	6,575.4	2.5%	1.1%
Interest expense	4,595.2	4,639.8	4,492.2	-3.2%	-2.2%
Net interest income	1,905.5	1,776.5	2,083.2	17.3%	9.3%
Loans and other accounts receivable	998.2	1,070.4	994.2	-7.1%	-0.4%
Other financial assets	1.4	0.3	1.2	N.A.	-18.0%
Recovery of charged-off financial assets	(148.2)	(148.9)	(181.8)	22.1%	22.7%
Net impairment loss on financial assets	851.5	921.7	813.6	-11.7%	-4.4%
Net interest income, after impairment losses	1,054.0	854.8	1,269.6	48.5%	20.5%
Net income from commissions and fees	879.4	948.1	963.6	1.6%	9.6%
Gross profit from sales of goods and services	508.9	462.6	451.9	-2.3%	-11.2%
Net trading income	326.5	520.1	86.2	-83.4%	-73.6%
Net income from other financial instruments mandatory at FVTPL	82.1	89.3	347.8	N.A.	N.A.
Total other income	(16.5)	501.8	458.9	-8.5%	N.A.
Total other expenses	2,226.4	2,163.1	2,411.1	11.5%	8.3%
Net income before income tax expense	607.9	1,213.7	1,167.0	-3.8%	92.0%
Income tax expense	64.8	353.4	339.7	-3.9%	N.A.
Net income for the period of continued operations	543.2	860.3	827.3	-3.8%	52.3%

Net income for the period of discontinued operations	(2.7)	31.3	(188.6)	N.A.	N.A.

Net income for the period	540.4	891.6	638.7	-28.4%	18.2%
Non-controlling interest	259.1	370.6	294.2	-20.6%	13.6%
Net income attributable to owners of the parent	281.4	521.0	344.4	-33.9%	22.4%
Net income from continued operations attributable to owners of the parent	283.2	499.4	474.4	-5.0%	67.5%
Net income from discontinued operations attributable to owners of the parent	(1.9)	21.6	(130.0)	N.A	N.A.

Key ratios	4Q24 Pro Forma	3Q25 Pro Forma	4Q25	YTD Pro Forma 2024	YTD Pro Forma 2025
Net Interest Margin (1)	3.6%	3.2%	3.6%	3.6%	3.7%
Net Interest Margin (including net trading income) (1)	2.9%	4.5%	2.9%	3.5%	3.8%
Efficiency ratio (2)	60.4%	50.3%	54.9%	53.2%	52.2%
90 days PDL / Gross loans (5)	4.1%	3.4%	3.3%	4.1%	3.3%
Provision expense / Average gross loans (6)	1.9%	2.0%	1.7%	2.3%	1.9%
Allowance / 90 days PDL (5)	1.31	1.37	1.34	1.31	1.34
Allowance / Gross loans	5.3%	4.7%	4.4%	5.3%	4.4%
Charge-offs / Average gross loans (6)	3.5%	2.6%	2.6%	0.9%	0.7%
Total loans, net / Total assets	52.9%	52.5%	52.8%	52.9%	52.8%
Deposits / Total loans, net	107.5%	110.9%	112.6%	107.5%	112.6%
Key ratios	4Q24	3Q25	4Q25	YTD 2024	YTD 2025
Equity / Assets	10.1%	10.1%	10.0%	10.1%	10.0%
Tangible equity ratio (7)	8.8%	8.8%	8.6%	8.8%	8.6%
ROAA (3)	0.7%	1.0%	0.7%	0.7%	1.0%
ROAE (4)	6.5%	11.5%	7.5%	6.0%	9.6%
Shares outstanding (EoP)	23,743,475,754	23,743,475,754	23,743,475,754	23,743,475,754	23,743,475,754
Shares outstanding (Average)	23,743,475,754	23,743,475,754	23,743,475,754	23,743,475,754	23,743,475,754
Common share price (EoP)	447.0	650.0	757.0	447.0	757.0
Preferred share price (EoP)	446.0	655.0	770.0	446.0	770.0
BV/ EoP shares in Ps.	735.0	775.4	776.9	735.0	776.9
EPS	11.8	21.9	14.5	12.2	14.9

P/E (8)	9.4	7.5	13.3	36.7	51.7
P/BV (8)	0.6	0.8	1.0	0.6	1.0

(1) NIM is calculated as Net Interest Income divided by the average of Interest Earning Assets; (2) Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income; (3) ROAA is calculated as Income before Minority Interest divided by the average of total assets for each quarter; (4) ROAE is calculated as Net Income attributable to Grupo Aval’s shareholders divided by the average of shareholders´ attributable equity for each quarter; (5) PDLs 90+ defined as loans more than 90 days past due include interest accounts receivables. Gross loans excluding interbank and overnight funds; (6) Refers to average gross loans for the period; (7) Tangible Equity Ratio is calculated as Total Equity minus Intangibles (excluding those related to concessions) divided by Total Assets minus Intangibles (excluding those related to concessions); (8) Based on Preferred share prices.

6

Report of 4Q2025 consolidated results Information reported in Ps billions and under IFRS

Consolidated Financial Results

•	Pro-forma figures for 4Q24 and 3Q25 are calculated based on the previously reported consolidated figures excluding MFG’s contribution to these numbers.

•	Pro-forma ratios for 4Q24, 3Q25, FY 2024 and FY 2025 are calculated based on the pro-forma figures explained above.

•	Pro-forma ratios for 4Q25 are based on reported revenues and expenses, associated to each ratio; however, the denominators averages used to calculate these ratios contain pro-forma figures from previous quarters.

Statement of Financial Position Analysis

1.	Assets (1)

Total assets as of December 31st, 2025 totaled Ps 348,936.7 billion showing an increase of 6.4% versus total assets in December 31st, 2024 and an increase of 1.5% versus September 30th, 2025. Growth was mainly driven by (i) a 6.2% year over year growth in total loans, net to Ps 184,226.0 billion; (ii) a 45.3% year over year growth in trading assets to Ps 29,097.6 billion, due to higher activity in the public debt market maker business line; and (iii) an 11.9% year over year increase in investment securities to Ps 39,252.6 billion.

Reported total assets as of December 31st, 2024 and September 30th, 2025 were Ps 327,859.4 and Ps 343,840.8 billion, respectively.

1.1	Loan portfolio (1)

Gross loans (excluding interbank and overnight funds) increased by 4.6% between December 31st, 2025 and December 31st, 2024 to Ps 190,878.4 billion mainly driven by (i) a 19.6% increase in Mortgages to Ps 22,111.7 billion, (ii) a 4.7% increase in Consumer loans to Ps 60,456.2 billion, and (iii) a 1.9% increase in Commercial loans to Ps 108,309.0 billion.

Interbank & overnight funds increased by 205.5% to Ps 1,777.5 billion between December 31st, 2025 and December 31st, 2024. Loss allowance was Ps 8,430.0 billion as of December 31st, 2025, taking net loans to Ps 184,226.0 billion.

Total loans, net	4Q24 Pro Forma	3Q25 Pro Forma	4Q25	Δ
				4Q25 vs. 3Q25 Pro Forma	4Q25 vs. 4Q24 Pro Forma
Gross loans
Commercial loans	106,326.4	107,103.7	108,309.0	1.1%	1.9%
Consumer loans	57,728.0	59,744.9	60,456.2	1.2%	4.7%
Mortgages loans	18,494.9	21,273.9	22,111.7	3.9%	19.6%
Microcredit loans	4.4	1.6	1.5	-5.0%	-65.3%
Gross loans	182,553.6	188,124.1	190,878.4	1.5%	4.6%
Interbank & overnight funds	581.8	1,176.6	1,777.5	51.1%	205.5%
Total gross loans	183,135.4	189,300.7	192,655.9	1.8%	5.2%
Loss allowance	(9,711.6)	(8,752.8)	(8,430.0)	-3.7%	-13.2%
Allowance for impairment of commercial loans	(5,158.6)	(4,489.3)	(4,262.1)	-5.1%	-17.4%
Allowance for impairment of consumer loans	(4,099.9)	(3,783.3)	(3,664.8)	-3.1%	-10.6%
Allowance for impairment of mortgages	(449.5)	(479.2)	(502.2)	4.8%	11.7%
Allowance for impairment of microcredit loans	(3.6)	(1.0)	(1.0)	-3.9%	-73.5%
Total loans, net	173,423.8	180,547.9	184,226.0	2.0%	6.2%

(1) Pro-forma total assets and total loans, net for 4Q24 and 3Q25 are calculated based on the reported consolidated figures excluding MFG’s contribution to these numbers.

7

Report of 4Q2025 consolidated results Information reported in Ps billions and under IFRS

The following table shows the gross loan composition per product of each of our loan categories.

Gross loans	4Q24 Pro Forma	3Q25 Pro Forma	4Q25	Δ
				4Q25 vs. 3Q25 Pro Forma	4Q25 vs. 4Q24 Pro Forma
General purpose	77,680.9	79,183.7	80,975.4	2.3%	4.2%
Working capital	12,335.3	11,597.4	10,884.9	-6.1%	-11.8%
Financial leases	12,107.9	12,035.9	12,428.2	3.3%	2.6%
Funded by development banks	3,517.4	3,451.0	3,298.3	-4.4%	-6.2%
Overdrafts	346.7	477.7	377.9	-20.9%	9.0%
Credit cards	338.2	358.0	344.4	-3.8%	1.8%
Commercial loans	106,326.4	107,103.7	108,309.0	1.1%	1.9%
Payroll loans	31,990.2	33,314.9	33,023.1	-0.9%	3.2%
Personal loans	14,276.0	15,233.0	15,990.3	5.0%	12.0%
Credit cards	6,920.6	6,620.6	6,814.8	2.9%	-1.5%
Automobile and vehicle	4,334.5	4,313.5	4,361.0	1.1%	0.6%
Financial leases	12.2	12.8	13.0	1.5%	6.0%
Overdrafts	41.6	46.4	44.6	-3.8%	7.3%
Other	152.8	203.7	209.4	2.8%	37.1%
Consumer loans	57,728.0	59,744.9	60,456.2	1.2%	4.7%
Mortgages	16,173.2	18,559.4	19,257.5	3.8%	19.1%
Housing leases	2,321.7	2,714.5	2,854.2	5.1%	22.9%
Mortgages loans	18,494.9	21,273.9	22,111.7	3.9%	19.6%
Microcredit loans	4.4	1.6	1.5	-5.1%	-65.3%
Gross loans	182,553.6	188,124.1	190,878.4	1.5%	4.6%
Interbank & overnight funds	581.8	1,176.6	1,777.5	51.1%	205.5%
Total gross loans	183,135.4	189,300.7	192,655.9	1.8%	5.2%

In terms of currency, for our gross loans, 91.3% are Peso denominated loans and 8.7% are USD denominated.

A 14.8% yearly appreciation of the Peso relative to the U.S. Dollar, negatively impacted growth metrics for US Dollar denominated loans in Pesos.

Commercial loans increased by 1.9% versus 4Q24 and 1.1% versus 3Q25. Over the year, Peso denominated loans increased by 5.5%, while dollar denominated loans increased 0.4% in dollar terms.

Consumer Loans increased by 4.7% versus 4Q24 and 1.2% versus 3Q25. Mortgages increased by 19.6% versus 4Q24 and 3.9% versus 3Q25.

On December 31st, 2024, reported commercial loans reached Ps 115,414.6 billion, consumer loans totaled Ps 61,976.3 billion and mortgages loans reached Ps 22,035.7 billion.

On September 30th, 2025, reported commercial loans reached Ps 115,328.6 billion, consumer loans totaled Ps 63,668.3 billion and mortgage loans reached Ps 24,446.7 billion.

The following table shows the loans and receivables composition per segment.

(1) Pro-forma gross loans and breakdown for 4Q24 and 3Q25 are calculated based on the reported consolidated figures excluding MFG’s contribution to these numbers.

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Report of 4Q2025 consolidated results Information reported in Ps billions and under IFRS

Gross loans / Segment ($)	4Q24 Pro Forma	3Q25 Pro Forma	4Q25	Δ
				4Q25 vs. 3Q25 Pro Forma	4Q25 vs. 4Q24 Pro Forma
Banking services	180,984.8	187,036.8	190,107.0	1.6%	5.0%
Merchant Banking	3,007.1	2,821.4	2,564.0	-9.1%	-14.7%
Pension and Severance Fund Management	-	-	-	-	-
Holding	1,198.1	1,065.9	982.6	-7.8%	-18.0%
Eliminations	(2,636.4)	(2,800.0)	(2,775.2)	-0.9%	5.3%
Gross loans	182,553.6	188,124.1	190,878.4	1.5%	4.6%
Interbank & overnight funds	581.8	1,176.6	1,777.5	51.1%	205.5%
Total gross loans	183,135.4	189,300.7	192,655.9	1.8%	5.2%

Gross loans / Segment (%)	4Q24 Pro Forma	3Q25 Pro Forma	4Q25

Banking services	99.1%	99.4%	99.6%
Merchant Banking	1.6%	1.5%	1.3%
Pension and Severance Fund Management	0.0%	0.0%	0.0%
Holding	0.7%	0.6%	0.5%
Eliminations	-1.4%	-1.5%	-1.5%
Gross loans	100.0%	100.0%	100.0%

30-days and 90 days past due loans improved compared to the previous quarter, reaching the lowest level in twelve quarters for both 90-day and 30-day PDLs. Commercial portfolio deterioration peaked during 3Q24 and 30 days PDLs improved 38 bps compared with the last quarter. Consumer portfolio ratios continued the positive trend.

Past due loans	4Q24 Pro Forma	3Q25 Pro Forma	4Q25	Δ
				4Q25 vs. 3Q25 Pro Forma	4Q25 vs. 4Q24 Pro Forma
Performing	101,172.0	102,584.8	104,155.2	1.5%	2.9%
Between 31 and 90 days past due	490.4	590.9	388.9	-34.2%	-20.7%
+90 days past due	4,664.1	3,928.0	3,765.0	-4.2%	-19.3%
Commercial loans	106,326.4	107,103.7	108,309.0	1.1%	1.9%
Performing	54,355.5	56,862.8	57,634.2	1.4%	6.0%
Between 31 and 90 days past due	1,401.5	1,187.8	1,138.3	-4.2%	-18.8%
+90 days past due	1,971.0	1,694.3	1,683.8	-0.6%	-14.6%
Consumer loans	57,728.0	59,744.9	60,456.2	1.2%	4.7%
Performing	17,258.5	19,941.8	20,745.8	4.0%	20.2%
Between 31 and 90 days past due	473.9	555.4	537.2	-3.3%	13.3%
+90 days past due	762.5	776.7	828.7	6.7%	8.7%
Mortgages loans	18,494.9	21,273.9	22,111.7	3.9%	19.6%
Performing	0.8	0.6	0.5	-7.6%	-32.6%
Between 31 and 90 days past due	0.0	0.0	-	-100.0%	-100.0%
+90 days past due	3.6	1.0	1.0	-3.0%	-72.7%
Microcredit loans	4.4	1.6	1.5	-5.0%	-65.3%
Gross loans	182,553.6	188,124.1	190,878.4	1.5%	4.6%
Interbank & overnight funds	581.8	1,176.6	1,777.5	51.1%	205.5%
Total gross loans	183,135.4	189,300.7	192,655.9	1.8%	5.2%

(1) Pro-forma gross loans, total gross loans and breakdown for 4Q24 and 3Q25 are calculated based on the reported consolidated figures excluding MFG’s contribution to these numbers. Pro-forma PDLs for 4Q24 and 3Q25 are calculated based on the pro-forma figures explained above.

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Report of 4Q2025 consolidated results Information reported in Ps billions and under IFRS

Our 30 days PDL to total loans was 4.4% for 4Q25, 4.6% for 3Q25 and 5.4% for 4Q24. The ratio of 90 days PDL to total loans was 3.3% for 4Q25, 3.4% for 3Q25 and 4.1% for 4Q24.

30 days past due loans	4Q24 Pro Forma	3Q25 Pro Forma	4Q25

Commercial	4.8%	4.2%	3.8%
Consumer	5.8%	4.8%	4.7%
Mortgages	6.7%	6.3%	6.2%
Microcredit	81.4%	62.8%	63.9%
Total loans	5.4%	4.6%	4.4%

90 days past due loans	4Q24 Pro Forma	3Q25 Pro Forma	4Q25

Commercial	4.4%	3.7%	3.5%
Consumer	3.4%	2.8%	2.8%
Mortgages	4.1%	3.7%	3.7%
Microcredit	81.3%	62.5%	63.9%
Total loans	4.1%	3.4%	3.3%

Loans classified as stage 2 and 3 were 10.2% for 4Q25, 10.3% for 3Q25 and 11.1% for 4Q24. Allowance for stage 2 and 3 loans / stage 2 and 3 loans were 33.6% for 4Q25, 35.6% for 3Q25 and 39.0% for 4Q24.

Loans by stages (%)	4Q24 Pro Forma	3Q25 Pro Forma	4Q25

Loans classified as Stage 2 / gross loans	4.4%	4.5%	4.5%
Loans classified as Stage 3 / gross loans	6.6%	5.8%	5.7%
Loans classified as Stage 2 and 3 / gross loans	11.1%	10.3%	10.2%
Allowance for Stage 1 loans / Stage 1 loans	1.1%	1.1%	1.1%
Allowance for Stage 2 loans / Stage 2 loans	14.4%	12.6%	11.4%
Allowance for Stage 3 loans / Stage 3 loans	55.5%	53.4%	51.2%
Allowance for Stage 2 and 3 loans / Stage 2 and 3 loans	39.0%	35.6%	33.6%

Grupo Aval’s coverage over its 90 days PDL was 1.3x for 4Q25, 1.4x for 3Q25, and 1.3x for 4Q24, coverage over its 30 days PDL was 1.0x in 4Q25, 3Q25 and 4Q24.

Impairment loss, net of recoveries of charged off assets to average gross loans was 1.7% for 4Q25, 2.0% for 3Q25, and 1.9% 4Q24; this rate for consumer loans was 3.8% for 4Q25, 4.0% for 3Q25 and 5.0% for 4Q24, while for commercial loans was 0.6% for 4Q25, 1.0% for 3Q25 and 0.4% for 4Q24. Charge-offs to average gross loans was 2.6% for 4Q25 and 3Q25, and 3.5% in 4Q24.

Coverage and cost of risk	4Q24 Pro Forma	3Q25 Pro Forma	4Q25

Allowance for impairment / 30 days PDL	1.0	1.0	1.0
Allowance for impairment / 90 days PDL	1.3	1.4	1.3
Allowance for impairment / gross loans (*)	5.3%	4.7%	4.4%

Impairment loss / average gross loans (*)	2.2%	2.3%	2.1%
Impairment loss, net of recoveries of charged-off assets / average gross loans (*)	1.9%	2.0%	1.7%

Charge-offs / average gross loans (*)	3.5%	2.6%	2.6%

(*) Gross loans exclude interbank and overnight funds. 30 days past due and 90 days past due are calculated on a capital plus interest accounts receivable basis.

(1)	Pro-forma past due loans, loans by stages and total gross loans and breakdown for 4Q24 and 3Q25 are calculated based on the reported consolidated figures excluding MFG’s contribution to these numbers. Pro-forma ratios for 4Q24 and 3Q25 are calculated based on the pro-forma figures explained above.

(2)	Pro-forma ratios for 4Q25 are based on reported revenues and expenses, associated to each ratio; however, the denominators averages used to calculate these ratios contain pro-forma figures from previous quarters.

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Report of 4Q2025 consolidated results Information reported in Ps billions and under IFRS

1.2	Investment securities and trading assets (1)

Total investment securities and trading assets increased 24.0% to Ps 68,350.2 billion between December 31st, 2025 and December 31st, 2024 and increased 1.9% versus September 30th, 2025.

A total of Ps 55,236.0 billion of our total portfolio is invested in debt securities, which increased by 21.2% between December 31st, 2025 and December 31st, 2024 and decreased by 0.2% versus September 30th, 2025. Ps 10,897.2 billion of our total investment securities is invested in equity securities, which increased by 27.1% between December 31st, 2025 and December 31st, 2024 and by 7.1% versus September 30th, 2025.

Reported investment securities and trading assets as of December 31st, 2024 and September 30th, 2025 were Ps 59,325.8 billion and Ps 70,067.5 billion, respectively.

Investment and trading assets	4Q24 Pro Forma	3Q25 Pro Forma	4Q25	Δ
				4Q25 vs. 3Q25 Pro Forma	4Q25 vs. 4Q24 Pro Forma
Debt securities	11,909.5	17,779.2	17,582.8	-1.1%	47.6%
Equity securities	7,153.0	8,613.8	9,297.7	7.9%	30.0%
Derivative assets	969.3	1,544.2	2,217.0	43.6%	128.7%
Trading assets	20,031.7	27,937.2	29,097.6	4.2%	45.3%
Investments in debt securities at FVTPL (non compliant with SPPI test)	1.4	1.4	-	-100.0%	-100.0%
Debt securities at FVOCI	23,197.5	28,452.9	28,456.0	0.0%	22.7%
Equity securities at FVOCI	1,421.3	1,559.0	1,599.5	2.6%	12.5%
Investments in securities at FVOCI	24,618.8	30,011.9	30,055.4	0.1%	22.1%
Investments in debt securities at AC	10,470.9	9,126.1	9,197.2	0.8%	-12.2%
Investment and trading assets	55,122.8	67,076.6	68,350.2	1.9%	24.0%

The average yield on our debt and equity investment securities (trading assets, investments in debt securities at FVTPL, investments in securities at FVOCI and investments in debt securities at AC) was 2.8% for 4Q25, 11.2% for 3Q25 and 3.8% for 4Q24.

1.3	Cash and Cash Equivalents (1)

As of December 31st, 2025 cash and cash equivalents had a balance of Ps 19,354.7 billion showing an increase of 13.0% versus December 31st, 2024 and of 3.7% versus September 30th, 2025.

The ratio of cash and cash equivalents to customer deposits was 9.3% at December 31st and September 30th, 2025, and 9.2% at December 31st, 2024.

Reported cash and cash equivalents as of December 31st, 2024 and September 30th, 2025 were Ps 16,998.9 billion and Ps 18,081.3 billion, respectively.

(1) Pro-forma investment and trading assets and cash and cash equivalents for 4Q24 and 3Q25 are calculated based on the reported consolidated figures excluding MFG’s contribution to these numbers.

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Report of 4Q2025 consolidated results Information reported in Ps billions and under IFRS

1.4	Goodwill (1)

Goodwill as of December 31st, 2025 was Ps 2,057.1 billion, decreasing by 0.3% versus December 31st, 2024 and versus September 30th, 2025.

Reported goodwill as of December 31st, 2024 and September 30th, 2025 were Ps 2,223.6 and Ps 2,205.9 billion, respectively.

1.5	Concession arrangement rights and other intangibles

These mainly reflect the value of road concessions recorded for the most part at Corficolombiana. As of December 31st, 2025, C.A.R. and other intangibles reached Ps 16,449.3 billion and decreased by 3.0% versus December 31st, 2024 and by 2.7% versus September 30th, 2025.

2.	Liabilities (1)

As of December 31st, 2025 Total Funding represented 87.9% of total liabilities and other liabilities represented 12.1%.

2.1	Funding (1)

Total Funding (Total financial liabilities at amortized cost) which includes (i) Customer deposits, (ii) Interbank borrowings and overnight funds, (iii) Borrowings from banks and others, (iv) Bonds issued, and (v) Borrowing from development entities, had a balance of Ps 276,076.8 billion as of December 31st, 2025, showing an increase of 8.7% versus December 31st, 2024 and of 1.4% versus September 30th, 2025. Total customer deposits represented 75.1% of total funding as of 4Q25, 73.6% for 3Q25, and 73.4% for 4Q24.

Average cost of funds was 6.6% for 4Q25, 7.0% for 3Q25, and 7.3% for 4Q24.

Reported Total Funding as of December 31st, 2024 and September 30th, 2025 were Ps 273,696.0 and Ps 288,719.1 billion, respectively.

2.1.1	Customer deposits (1)

Customer deposits	4Q24 Pro Forma	3Q25 Pro Forma	4Q25	Δ
				4Q25 vs. 3Q25 Pro Forma	4Q25 vs. 4Q24 Pro Forma
Checking accounts	16,965.4	15,701.0	17,171.1	9.4%	1.2%
Other deposits	343.4	666.0	462.5	-30.5%	34.7%
Non-interest bearing	17,308.8	16,367.0	17,633.7	7.7%	1.9%
Checking accounts	6,101.9	6,717.5	6,427.1	-4.3%	5.3%
Time deposits	85,870.5	94,350.9	95,105.9	0.8%	10.8%
Savings deposits	77,222.7	82,848.6	88,238.5	6.5%	14.3%
Interest bearing	169,195.0	183,916.9	189,771.6	3.2%	12.2%
Customer deposits	186,503.8	200,283.9	207,405.2	3.6%	11.2%

(1) Pro-forma goodwill, funding and deposits for 4Q24 and 3Q25 are calculated based on the reported consolidated figures excluding MFG’s contribution to these numbers.

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Report of 4Q2025 consolidated results Information reported in Ps billions and under IFRS

Of our total customer deposits as of December 31st, 2025, checking accounts represented 11.4%, time deposits 45.9%, savings accounts 42.5%, and other deposits 0.2%.

Reported customer deposits as of December 31st, 2024 and September 30th, 2025 were Ps 200,872.2 and Ps 212,609.7 billion, respectively.

The following table shows the customer deposits composition by segment.

Deposits / Segment($)	4Q24 Pro Forma	3Q25 Pro Forma	4Q25	Δ
				4Q25 vs. 3Q25 Pro Forma	4Q25 vs. 4Q24 Pro Forma
Banking services	181,849.3	195,237.6	201,765.3	3.3%	11.0%
Merchant Banking	8,590.7	8,287.1	9,004.2	8.7%	4.8%
Pension and Severance Fund Management	1.3	1.4	1.5	8.5%	14.6%
Holding	-	-	-	N.A.	N.A.
Eliminations	(3,937.5)	(3,242.2)	(3,365.7)	3.8%	-14.5%
Total Grupo Aval	186,503.8	200,283.9	207,405.2	3.6%	11.2%

Deposits / Segment (%)	4Q24 Pro Forma	3Q25 Pro Forma	4Q25
Banking services	97.5%	97.5%	97.3%
Merchant Banking	4.6%	4.1%	4.3%
Pension and Severance Fund Management	0.0%	0.0%	0.0%
Holding	0.0%	0.0%	0.0%
Eliminations	-2.1%	-1.6%	-1.6%
Total Grupo Aval	100.0%	100.0%	100.0%

2.1.2	Borrowings from Banks and Other (includes borrowings from development entities) (1)

As of December 31st, 2025 borrowings from banks and other totaled Ps 24,559.2 billion, decreasing 2.3% versus December 31st, 2024 and 0.01% versus September 30th, 2025.

Reported borrowings from banks and others as of December 31st, 2024 and September 30th, 2025 were Ps 28,098.2 and Ps 27,019.7 billion, respectively.

2.1.3	Bonds issued (1)

Total bonds issued as of December 31st, 2025 totaled Ps 21,457.0 billion and decreased 12.8% versus December 31st, 2024 and 4.1% versus September 30th, 2025.

(1) Pro-forma deposits, borrowings from banks and other and bonds issued for 4Q24 and 3Q25 are calculated based on the reported consolidated figures excluding MFG’s contribution to these numbers.

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Report of 4Q2025 consolidated results Information reported in Ps billions and under IFRS

3.	Non-controlling Interest

Non-controlling Interest in Grupo Aval reflects the minority stakes that third party shareholders hold in each of its most relevant consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, Corficolombiana, Porvenir, Aval Fiduciaria, Aval Casa de Bolsa and Aval Banca de Inversión).

As of December 31st, 2025 non-controlling interest was Ps 16,296.9 billion which increased by 3.7% versus December 31st, 2024 and by 0.4% versus September 30th, 2025. Total non-controlling interest represents 46.9% of total equity as of 4Q25, compared to 46.8% in 3Q25 and 47.4% in 4Q24.

Total non-controlling interest derives from the sum of the combined minority interests of our banks and of Grupo Aval, applying eliminations associated with the consolidation process of Grupo Aval.

Percentage consolidated by Aval	4Q24	3Q25	4Q25	Δ
				4Q25 vs. 3Q25 Pro Forma	4Q25 vs. 4Q24 Pro Forma
Banco de Bogotá	68.9%	68.9%	68.9%	-	-
Banco de Occidente	72.3%	72.3%	72.3%	-	-
Banco Popular	93.7%	93.9%	93.9%	-	12.7
Banco AV Villas	79.9%	79.9%	79.9%	-	0.0
Porvenir	75.8%	75.8%	75.8%	-	0.0
Corficolombiana	40.5%	40.5%	40.5%	-	0.7
Aval Fiduciaria	96.7%	98.5%	98.5%	-	174.5
Aval Casa de Bolsa	86.4%	86.4%	87.8%	140.7	144.0
Aval Banca de Inversión	0.0%	82.2%	82.2%	-	8,216.0

4.	Attributable Shareholders’ Equity

Attributable shareholders’ equity as of December 31st, 2025 was Ps 18,445.9 billion, showing an increase of 5.7% versus December 31st, 2024 and of 0.2% versus September 30th, 2025.

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Report of 4Q2025 consolidated results Information reported in Ps billions and under IFRS

Income Statement Analysis

Our net income attributable to the owners of the parent company for 4Q25 was Ps 344.4 billion showing a 33.9% decrease versus 3Q25 and a 22.4% increase versus 4Q24.

Consolidated Statement of Income	4Q24 Pro Forma	3Q25 Pro Forma	4Q25	Δ
				4Q25 vs. 3Q25 Pro Forma	4Q25 vs. 4Q24 Pro Forma
Interest income	6,500.7	6,416.3	6,575.4	2.5%	1.1%
Interest expense	4,595.2	4,639.8	4,492.2	-3.2%	-2.2%
Net interest income	1,905.5	1,776.5	2,083.2	17.3%	9.3%
Loans and other accounts receivable	998.2	1,070.4	994.2	-7.1%	-0.4%
Other financial assets	1.4	0.3	1.2	N.A.	-18.0%
Recovery of charged-off financial assets	(148.2)	(148.9)	(181.8)	22.1%	22.7%
Net impairment loss on financial assets	851.5	921.7	813.6	-11.7%	-4.4%
Net income from commissions and fees	879.4	948.1	963.6	1.6%	9.6%
Gross profit from sales of goods and services	508.9	462.6	451.9	-2.3%	-11.2%
Net trading income	326.5	520.1	86.2	-83.4%	-73.6%
Net income from other financial instruments mandatory at FVTPL	82.1	89.3	347.8	289.3%	N.A.
Total other income	(16.5)	501.8	458.9	-8.5%	N.A.
Total other expenses	2,226.4	2,163.1	2,411.1	11.5%	8.3%
Net income before income tax expense	607.9	1,213.7	1,167.0	-3.8%	92.0%
Income tax expense	64.8	353.4	339.7	-3.9%	N.A.
Net income for the period	543.2	860.3	827.3	-3.8%	52.3%
Net income for the period of discontinued operations	(2.7)	31.3	(188.6)	N.A.	N.A.
Net income for the period	540.4	891.6	638.7	-28.4%	18.2%
Non-controlling interest	259.1	370.6	294.2	-20.6%	13.6%
Net income attributable to owners of the parent	281.4	521.0	344.4	-33.9%	22.4%
Net income from continued operations attributable to owners of the parent	283.2	499.4	474.4	-5.0%	67.5%
Net income from discontinued operations attributable to owners of the parent	(1.9)	21.6	(130.0)	N.A.	N.A.

1.	Net Interest Income (1)

Net interest income	4Q24 Pro Forma	3Q25 Pro Forma	4Q25	Δ
				4Q25 vs. 3Q25 Pro Forma	4Q25 vs. 4Q24 Pro Forma
Interest income
Commercial	3,011.2	2,863.9	2,934.8	2.5%	-2.5%
Interbank and overnight funds	186.5	141.6	142.2	0.4%	-23.8%
Consumer	2,149.4	2,204.2	2,242.3	1.7%	4.3%
Mortgages and housing leases	462.9	531.0	552.8	4.1%	19.4%
Microcredit	0.0	0.0	0.0	-54.6%	-69.6%
Loan portfolio	5,810.0	5,740.8	5,872.1	2.3%	1.1%
Interests on investments in debt securities	690.8	675.6	703.3	4.1%	1.8%
Total interest income	6,500.7	6,416.3	6,575.4	2.5%	1.1%
Interest expense
Checking accounts	56.9	59.1	57.6	-2.4%	1.2%
Time deposits	2,069.0	2,128.9	2,125.5	-0.2%	2.7%
Savings deposits	1,173.4	1,107.0	1,168.4	5.5%	-0.4%
Total interest expenses on deposits	3,299.3	3,295.0	3,351.5	1.7%	1.6%
Interbank borrowings and overnight funds	378.9	515.0	327.5	-36.4%	-13.6%
Borrowings from banks and others	402.1	355.8	352.2	-1.0%	-12.4%
Bonds issued	419.7	383.8	378.2	-1.5%	-9.9%
Borrowings from development entities	95.1	90.3	82.8	-8.3%	-13.0%
Total interest expenses on financial obligations	1,295.9	1,344.9	1,140.7	-15.2%	-12.0%
Total interest expense	4,595.2	4,639.8	4,492.2	-3.2%	-2.2%
Net interest income	1,905.5	1,776.5	2,083.2	17.3%	9.3%

(1) Pro-forma figures for 4Q24 and 3Q25 are calculated based on the reported consolidated figures excluding MFG’s contribution to these numbers.

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Report of 4Q2025 consolidated results Information reported in Ps billions and under IFRS

Our net interest income increased by 9.3% to Ps 2,083.2 billion for 4Q25 versus 4Q24 and by 17.3% versus 3Q25. The increase versus 4Q24 was derived mainly from a 2.2% decrease in total interest expense.

Net Interest Margin (NIM)	4Q24 Pro Forma	3Q25 Pro Forma	4Q25	Δ
				4Q25 vs. 3Q25 Pro Forma	4Q25 vs. 4Q24 Pro Forma
Consolidated
Net Interest Margin (NIM) (*)	2.93%	4.52%	2.86%	(166)	(8)
NIM on loans	4.55%	4.57%	5.05%	48	50
NIM on Investments	-2.69%	4.36%	-3.48%	(784)	(79)
Banking segment
Net Interest Margin (NIM) (*)	3.84%	4.96%	3.74%	(122)	(10)
NIM on loans	5.15%	5.06%	5.53%	47	38
NIM on Investments	-2.04%	4.59%	-2.86%	(745)	(82)

Net Interest Margin was 3.8% for 2025 and 3.5% for 2024. Net Interest Margin on Loans was 4.7% for 2025 and 4.4% for 2024. Net Investments Margin was 0.9% for 2025 and 0.1% for 2024. The negative performance of the NIM on Investments for the quarter is offset by positive results in the derivatives market.

Quarterly reported Net Interest Margin was 2.8% for 4Q24 and 4.35% for 3Q25. Net Interest Margin on Loans was 4.4% for 4Q24 and 4.4% for 3Q25. Net Investments Margin was -2.6% for 4Q24 and 4.1% for 3Q25.

2.	Impairment loss on financial assets, net (1)

Our impairment loss on financial assets, net decreased by 4.4% to Ps 813.6 billion for 4Q25 versus 4Q24 and by 11.7% versus 3Q25.

Net impairment loss on financial assets	4Q24 Pro Forma	3Q25 Pro Forma	4Q25	Δ
				4Q25 vs. 3Q25 Pro Forma	4Q25 vs. 4Q24 Pro Forma
Loans and other accounts receivable	998.2	1,070.4	994.2	-7.1%	-0.4%
Other financial assets	1.4	0.3	1.2	N.A.	-18.0%
Recovery of charged-off financial assets	(148.2)	(148.9)	(181.8)	22.1%	22.7%
Net impairment loss on financial assets	851.5	921.7	813.6	-11.7%	-4.4%

Our annualized gross cost of risk was 2.1% for 4Q25, 2.3% for 3Q25, and 2.2% 4Q24. Net of recoveries of charged-off assets our ratio risk was 1.7% for 4Q25, 2.0% for 3Q25, and 1.9% for 4Q24.

For the full year, gross cost of risk was 2.3% for 2025 and 2.6% for 2024. Net of recoveries of charged-off assets, cost of risk was 1.9% for 2025 and 2.3% for 2024.

(*) Grupo Aval’s NIM without income from trading securities and investment in debt securities designated at fair value through profit and loss (non compliant with SPPI test) was 3.6% for 4Q25, 3.2% for 3Q25 and 3.6% for 4Q24. For 2024 and 2025 these ratios were 3.4% and 3.3%, respectively.

(1)	Pro-forma NIM, NIM on loans and NIM on Investments and Net impairment loss on financial assets for 4Q24 and 3Q25 are calculated based on the reported consolidated figures excluding MFG’s contribution to these numbers. Pro-forma ratios for 4Q24 and 3Q25 are calculated based on the pro-forma figures explained above.

(2)	Pro-forma ratios for 4Q24 and 3Q25 are based on reported revenues and expenses, associated to each ratio; however, the denominators averages used to calculate these ratios contain pro-forma figures from previous quarters.

16

Report of 4Q2025 consolidated results Information reported in Ps billions and under IFRS

3.	Total non-interest income (1)

Total non-interest income	4Q24 Pro Forma	3Q25 Pro Forma	4Q25	Δ
				4Q25 vs. 3Q25 Pro Forma	4Q25 vs. 4Q24 Pro Forma
Income from commissions and fees
Banking fees (1)	666.7	691.4	712.9	3.1%	6.9%
Trust activities and management services	128.0	148.7	149.5	0.5%	16.8%
Pension and severance fund management	311.2	335.8	336.6	0.2%	8.2%
Bonded warehouse services	46.3	53.4	51.5	-3.6%	11.2%
Total income from commissions and fees	1,152.2	1,229.4	1,250.6	1.7%	8.5%
Expenses from commissions and fees	272.8	281.2	286.9	2.0%	5.2%
Net income from commissions and fees	879.4	948.1	963.6	1.6%	9.6%

Income from sales of goods and services	3,223.3	2,515.8	2,682.6	6.6%	-16.8%
Costs and expenses from sales of goods and services	2,714.4	2,053.2	2,230.8	8.7%	-17.8%
Gross profit from sales of goods and services	508.9	462.6	451.9	-2.3%	-11.2%

Total trading investment income	(198.4)	1,031.0	(259.9)	-125.2%	31.0%
Total derivatives income	524.9	(510.8)	346.2	-167.8%	-34.0%
Net trading income	326.5	520.1	86.2	-83.4%	-73.6%
Net income from other financial instruments mandatory at FVTPL	82.1	89.3	347.8	289.3%	N.A.

Other income
Foreign exchange gains (losses), net	(239.5)	299.4	234.2	-21.8%	-197.8%
Net gain on sale of investments and OCI realization	(11.7)	29.9	14.1	-52.8%	-219.9%
Gain on the sale of non-current assets held for sale	3.0	2.3	3.2	39.1%	5.8%
Income from non-consolidated investments (2)	101.0	85.1	74.1	-13.0%	-26.7%
Net gains on asset valuations	(7.3)	18.7	33.2	77.7%	N.A.
Other income from operations	137.9	66.4	100.2	50.9%	-27.4%
Total other income	(16.5)	501.8	458.9	-8.5%	N.A.

Total non-interest income	1,780.3	2,522.0	2,308.4	-8.5%	29.7%

(1)	Includes commissions on banking services, office network services, credit and debit card fees, fees on drafts, checks and checkbooks and other fees

(2)	Includes share of profit of equity accounted investees, net of tax, and dividend income.

3.1	Net income from commissions and fees (1)

Net income from commissions and fees for 4Q25 totaled Ps 963.6 billion and increased by 9.6% versus 4Q24 and by 1.6% versus 3Q25. Income from commissions and fees increased by 8.5% to Ps 1,250.6 billion in 4Q25 versus 4Q24 and 1.7% versus 3Q25.

Reported net income from commissions and fees for 4Q24 and 3Q25 totaled Ps 909.1 billion and Ps 983.0 billion, respectively. Reported income from commissions and fees totaled Ps 1,189.9 billion and 1,282.2 billion for 4Q24 and 3Q25, respectively.

3.2	Gross profit from sales of goods and services

Gross profit from sales of goods and services (non-financial sector) decreased by 11.2% to Ps 451.9 billion for 4Q25 versus 4Q24 and by 2.3% quarterly.

The main driver behind the yearly and quarterly decrease is related to lower contribution from the infrastructure sector, offset by income from Hotels, given a one-time income that came from Estelar as it separated the property and operations businesses, through a sale and leaseback operation of most of its PP&E.

In 2026, Estelar will implement a shared brand strategy with international hotels through hotel management agreements.

(1)	Pro-forma non-interest income, net income from commissions and fees for 4Q24 and 3Q25 are calculated based on the reported consolidated figures excluding MFG’s contribution to these numbers.

17

Report of 4Q2025 consolidated results Information reported in Ps billions and under IFRS

3.3	Total other income from operations

Other income	4Q24 Pro Forma	3Q25 Pro Forma	4Q25	Δ
				4Q25 vs. 3Q25 Pro Forma	4Q25 vs. 4Q24 Pro Forma
Total derivatives income	524.9	(510.8)	346.2	-167.8%	-34.0%

Foreign exchange gains (losses), net	(239.5)	299.4	234.2	-21.8%	-197.8%

Derivatives and foreign exchange gains (losses), net (1)	285.4	(211.4)	580.4	-374.5%	103.4%

Net gains on asset valuations	(7.3)	18.7	33.2	77.7%	N.A.
Net income from other financial instruments mandatory at FVTPL	82.1	89.3	347.8	289.3%	323.4%
Net gain on sale of investments and OCI realization	(11.7)	29.9	14.1	-52.8%	-219.9%
Gain on the sale of non-current assets held for sale	3.0	2.3	3.2	39.1%	5.8%
Income from non-consolidated investments (2)	101.0	85.1	74.1	-13.0%	-26.7%
Other income from operations	137.9	66.4	100.2	50.9%	-27.4%

Total other income from operations	590.5	80.3	1,152.9	N.A.	95.2%

(1)	Includes income from trading and hedging derivatives reflected as part of the net trading income on the statement of profit and loss.

(2)	Includes share of profit of equity accounted investees, net of tax, and dividend income.

Total other income from operations for 4Q25 totaled Ps 1,152.9 billion, quarterly and yearly performance is driven by derivatives and foreign exchange gains, net, offset by our trading investment income.

During the quarter, one of Promigas’ gas transportation pipelines measured at fair value reverted to the company as PP&E and implied a one-time fair value recognition of 303 billion or 197 billion, net of tax. This effect was registered under “Net income from other financial instruments mandatory at FVTPL.”

4.	Other expenses

Total other expenses for 4Q25 totaled Ps 2,411.1 billion and increased by 8.3% versus 4Q24 and by 11.5% versus 3Q25. Our efficiency ratio measured as total other expenses to total income was 54.9% in 4Q25, 50.3% in 3Q25, and 60.4% for 4Q24.

General and administrative expenses for the quarter reached Ps 1,337.7 billion, increasing 10.3% over the year and 19.8% quarterly. Personnel expenses for the quarter reached Ps 824.3 billion, showing an increase of 4.3% over the year and of 1.1% quarterly.

The ratio of annualized total other expenses as a percentage of average total assets was 2.8% for 4Q25, 2.5% for 3Q25, and 2.7% for 4Q24. For the full year, our efficiency ratio measured as operating expenses to total income was 52.2% for FY25 and 53.2% for FY24. The ratio of operating expenses as a percentage of average total assets was 2.6% for FY25 and FY24.

Reported total other expenses for 4Q24 and 3Q25 totaled Ps 2,377.9 billion and Ps 2,277.5 billion, respectively.

(1) Pro-forma total other income from operations and total other expenses for 4Q24 and 3Q25 are calculated based on the reported consolidated figures excluding MFG’s contribution to these numbers. Pro-forma ratios for 4Q24 and 3Q25 are calculated based on the pro-forma figures explained above.

(2) Pro-forma ratios for 4Q25 are based on reported revenues and expenses, associated to each ratio; however, the denominators averages used to calculate these ratios contain pro-forma figures from previous quarters.

18

Report of 4Q2025 consolidated results Information reported in Ps billions and under IFRS

5.	Non-controlling Interest

Non-controlling interest in Grupo Aval mainly reflects the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, Corficolombiana, Porvenir, Aval Fiduciaria, Aval Casa de Bolsa and Aval Banca de Inversión). Non-controlling interest in the income statement was Ps 294.2 billion, showing a 13.6% increase versus 4Q24 and a 20.6% decrease versus 3Q25. In addition, the ratio of non-controlling interest to income before non-controlling interest was 46.1% in 4Q25, 41.6% in 3Q25 and 47.9% in 4Q24.

5.	Discontinued Operations

Discontinued operations in Grupo Aval reflects the operations of MFG. As of 4Q25, net income from discontinued operations represents Ps (188.6) billion, compared to Ps. 31.3 billion for 3Q25 and Ps. (2.7) billion for 4Q24.

(1) Pro-forma total other income from operations and total other expenses for 4Q24 and 3Q25 are calculated based on the reported consolidated figures excluding MFG’s contribution to these numbers. Pro-forma ratios for 4Q24 and 3Q25 are calculated based on the pro-forma figures explained above.

(2) Pro-forma ratios for 4Q25 are based on reported revenues and expenses, associated to each ratio; however, the denominators averages used to calculate these ratios contain pro-forma figures from previous quarters.

19

Report of 4Q2025 consolidated results Information reported in Ps billions and under IFRS

Information related to Grupo Aval Acciones y Valores S.A. (Holding Company) and Grupo Aval Limited

The holding company recorded a total gross indebtedness(*) of Ps 1,595.6 billion (Ps 387.0 billion of bank debt and Ps 1,208.6 billion of bonds denominated in Colombian pesos) as of December 31st, 2025. It also guarantees irrevocably and unconditionally Grupo Aval Limited’s (144A / Reg S) 2030 (USD 1.0 billion) bonds under its respective indentures. As of December 31st, 2025, the total amount outstanding (including interests payable) of such bonds was USD 1.0 billion, or Ps 3,807.1 billion when converted into pesos.

The debt at Grupo Aval Limited is serviced with interest income on loans, investments and cash & cash equivalents. Grupo Aval Limited has not required, to this date, cash from Grupo Aval Acciones y Valores S.A. to fulfill its obligations.

When combined, Grupo Aval Acciones y Valores S.A. and Grupo Aval Ltd. had Ps 719.2 billion of total liquid assets, a total gross indebtedness of Ps 5,402.7 billion and a net indebtedness of Ps 4,683.5 billion as of December 31st, 2025. In addition to liquid assets, it has Ps 999.4 billion in loans with related parties, Ps 102.3 billion in subordinated instruments and Grupo Aval Ltd. has Ps 1,963.5 billion in investments in AT1 instruments.

Total Liquid assets as of December 31, 2025

Cash and cash equivalents	600.7
Fixed income investments	118.6
Total liquid assets	719.2

As of December 31st, 2025, our combined double leverage (calculated as investments in subsidiaries, subordinated instruments, AT1 instruments, and goodwill as a percentage of shareholders' equity) was 1.20x. Finally, we present an evolution of our key ratios on a combined basis:

Debt service coverage and leverage ratios	4Q24	3Q25	4Q25	Δ
				4Q25 vs. 3Q25	4Q25 vs. 4Q24
Contribution of Investments in Subsidiaries to double leverage	1.10x	1.10x	1.09x	-0.01	-0.01
Contribution of Subordinated and AT1 Instruments to double leverage	0.13x	0.12x	0.11x	0.00	-0.01
Double Leverage (1)	1.23x	1.21x	1.20x	-0.01	-0.03
Net debt / Core earnings (2)(3)	4.72x	4.72x	4.39x	-0.32	-0.32
Net debt / Cash dividends (2)(3)	9.51x	8.05x	7.72x	-0.34	-1.79
Core Earnings / Interest Expense (2)	3.11x	3.14x	3.27x	0.12	0.16

(*) Grupo Aval Ltd extended US$ 270 million loans to Grupo Aval Acciones y Valores S.A. which is eliminated in the combined figures of Grupo Aval Acciones y Valores S.A. and Grupo Aval Ltd. (1) Double leverage is calculated as investments in subsidiaries at book value, subordinated and AT1 loans or investments and goodwill as a percentage of shareholders' equity; (2) Core earnings are defined as annualized recurring cash flow from dividends,

20

Report of 4Q2025 consolidated results Information reported in Ps billions and under IFRS

GRUPO AVAL ACCIONES Y VALORES S.A.

Separate Financial Statements

Below, we present a summary of our financial statements at the separate level by the end of the fourth quarter of 2025. The results presented are in accordance with the Colombian International Financial Reporting Standards (Colombian IFRS). The information reported below is expressed in Colombian Pesos (Ps) billion, except where otherwise indicated.

Assets

The assets are mainly represented by the interests we have in Banco de Bogotá (68.9%), Banco de Occidente (72.3%), Banco Popular (93.7%), Banco AV Villas (79.9%), AFP Porvenir (20.0%), Corficolombiana (8.7%), Aval Fiduciaria (94.5%), Aval Casa de Bolsa (40.8%), Aval Banca de Inversión (70.0%) and 100.0% of Grupo Aval Ltd. (GAL).

Total assets as of December 31st, 2025 totaled Ps 21,784.6 billion, increasing 4.0% or Ps 844.3 billion versus December 31st, 2024 and decreasing 1.0% or Ps 218.4 billion versus September 30th, 2025. The annual variation is mainly explained by the annual increase of Ps 992.8 billion in investments in subsidiaries and associates.

Liabilities

Total liabilities as of December 31st, 2025 totaled Ps 2,836.2 billion, decreasing 4.6% or Ps 135.3 billion versus December 31st, 2024 and 7.7% or Ps 236.0 billion versus September 30th, 2025. Quarterly variation is mainly driven by a 5.7% decrease in borrowings at amortized cost, due to the appreciation of the peso impacting our bond in dollars.

The financial indebtedness of Grupo Aval did not present material changes compared to what was reported as of September 30th, 2025.

Equity

As of December 31st, 2025 , shareholders' equity was Ps 18,948.4 billion, 5.5% higher than reported on December 31st, 2024 and 0.1% compared to the equity reported as of September 30th, 2025.

Net Income

Net income in our separate financial statements is derived primarily from equity method income from our investments and other income, net of the Holding's operating, financial and tax expenses.

During the 4Q25 we presented a net profit from of Ps 339.4 billion, increasing 19.6% versus 4Q24. The increase in profits is explained by a higher income from equity method.

For 2025, Net Income reached Ps. 1,735.4 billion, an increase of 73.6% compared to 2024 explained by a positive trend in our banking segment (NIM, asset quality, and cost of risk), along with positive performance in our pension and severance fund management segment.

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Report of 4Q2025 consolidated results Information reported in Ps billions and under IFRS

DEFINITIONS

Cost of Risk is calculated as Impairment loss on loans and other accounts receivable net of recoveries of charged-off assets divided by average gross loans.

Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income.

Fee income ratio is calculated as net income from commissions and fees divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income.

Gross loans excludes interbank and overnight funds.

Interest Earning Assets are calculated as the sum of average gross loans, average interbanks and average investments.

Net Interest Income is the difference between Total Interest Income and Total Interest Expense.

Net Interest Margin includes net interest income plus net trading income from debt and equity investments at FVTPL divided by total average interest-earning assets.

NIM on Loans is calculated as Net Interest Income on Loans to Average loans and financial leases.

NIM on Investments is calculated as Net Interest income on fixed income securities, net trading income from equity and fixed income investment securities held for trading through profit and on interbank and overnight funds to Average securities and Interbank and overnight funds.

Non-controlling interest refers to the participation of minority shareholders in a subsidiary’s equity or net income.

ROAA is calculated as annualized Net Income divided by average of total assets.

ROAE is calculated as Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity.

22

Report of 4Q2025 consolidated results Information reported in Ps billions and under IFRS

Grupo Aval Acciones y Valores S.A.
Consolidated Financial Statements Under IFRS
Financial Statements Under IFRS

Information in Ps. Billions

Consolidated Statement of Financial Position	4Q24 Pro Forma (1)	3Q25 Pro Forma (1)	4Q25	Δ
				4Q25 vs. 3Q25 Pro Forma	4Q25 vs. 4Q24 Pro Forma

Cash and cash equivalents	17,131.0	18,657.3	19,354.7	3.7%	13.0%

Investment and trading assets
Debt securities	11,909.5	17,779.2	17,582.8	-1.1%	47.6%
Equity securities	7,153.0	8,613.8	9,297.7	7.9%	30.0%
Derivative assets	969.3	1,544.2	2,217.0	43.6%	128.7%
Trading assets	20,031.7	27,937.2	29,097.6	4.2%	45.3%
Investments in debt securities at FVTPL (non compliant with SPPI test)	1.4	1.4	-	-100.0%	-100.0%
Investments in securities at FVOCI	24,618.8	30,011.9	30,055.4	0.1%	22.1%
Investments in debt securities at AC	10,470.9	9,126.1	9,197.2	0.8%	-12.2%
Investment securities	35,091.1	39,139.3	39,252.6	0.3%	11.9%
Hedging derivatives assets	54.0	36.6	236.6	N.A.	N.A.

Gross loans
Commercial loans	106,908.2	108,280.3	110,086.5	1.7%	3.0%
Commercial loans	106,326.4	107,103.7	108,309.0	1.1%	1.9%
Interbank & overnight funds	581.8	1,176.6	1,777.5	51.1%	N.A.
Consumer loans	57,728.0	59,744.9	60,456.2	1.2%	4.7%
Mortgages loans	18,494.9	21,273.9	22,111.7	3.9%	19.6%
Microcredit loans	4.4	1.6	1.5	-5.0%	-65.3%
Total gross loans	183,135.4	189,300.7	192,655.9	1.8%	5.2%
Loss allowance	(9,711.6)	(8,752.8)	(8,430.0)	-3.7%	-13.2%
Total loans, net	173,423.8	180,547.9	184,226.0	2.0%	6.2%

Other accounts receivable, net	27,660.0	26,355.9	24,458.9	-7.2%	-11.6%
Non-current assets held for sale	22,326.6	19,076.2	18,256.6	-4.3%	-18.2%
Investments in associates and joint ventures	1,430.6	1,273.1	1,314.4	3.2%	-8.1%

Own-use property, plant and equipment for own-use and given in operating lease, net	4,280.3	4,284.3	6,935.4	61.9%	62.0%
Right-of-use assets	1,303.3	1,281.7	1,482.0	15.6%	13.7%
Investment properties	989.2	1,001.7	955.4	-4.6%	-3.4%
Biological assets	238.3	246.8	235.4	-4.6%	-1.2%
Tangible assets	6,811.1	6,814.5	9,608.3	41.0%	41.1%

Goodwill	2,063.0	2,063.0	2,057.1	-0.3%	-0.29%
Concession arrangement rights	14,314.6	14,121.6	13,495.1	-4.4%	-5.7%
Other intangible assets	2,636.2	2,776.4	2,954.2	6.4%	12.1%
Intangible assets	19,013.7	18,961.0	18,506.4	-2.4%	-2.7%

Current	3,070.1	3,566.1	2,871.4	-19.5%	-6.5%
Deferred	1,443.3	1,084.7	1,366.8	26.0%	-5.3%
Income tax assets	4,513.5	4,650.8	4,238.2	-8.9%	-6.1%

Other assets	372.2	391.0	386.4	-1.2%	3.8%
Total assets	327,859.4	343,840.8	348,936.7	1.5%	6.4%

Trading liabilities	1,011.9	1,438.9	1,951.4	35.6%	92.8%
Hedging derivatives liabilities	21.7	24.4	34.8	42.7%	60.9%

Customer deposits	186,503.8	200,283.9	207,405.2	3.6%	11.2%
Checking accounts	23,067.3	22,418.5	23,598.2	5.3%	2.3%
Time deposits	85,870.5	94,350.9	95,105.9	0.8%	10.8%
Savings deposits	77,222.7	82,848.6	88,238.5	6.5%	14.3%
Other deposits	343.4	666.0	462.5	-30.5%	34.7%
Financial obligations	67,452.6	71,853.1	68,671.6	-4.4%	1.8%
Interbank borrowings and overnight funds	17,700.1	24,923.5	22,655.4	-9.1%	28.0%
Borrowings from banks and others	21,095.4	20,205.5	20,491.7	1.4%	-2.9%
Bonds issued	24,619.8	22,368.5	21,457.0	-4.1%	-12.8%
Borrowings from development entities	4,037.3	4,355.6	4,067.5	-6.6%	0.7%
Total financial liabilities at amortized cost	253,956.5	272,137.0	276,076.8	1.4%	8.7%

Legal related	192.5	171.4	155.4	-9.4%	-19.3%
Other provisions	909.2	801.5	834.2	4.1%	-8.2%
Provisions	1,101.7	972.9	989.6	1.7%	-10.2%

Current	247.5	138.9	203.9	46.8%	-17.6%
Deferred	5,550.7	5,691.6	5,958.8	4.7%	7.4%
Income tax liabilities	5,798.2	5,830.5	6,162.8	5.7%	6.3%
Employee benefits	989.6	1,082.2	987.8	-8.7%	-0.2%
Other liabilities	31,816.9	27,718.8	27,990.6	1.0%	-12.0%
Total liabilities	294,696.5	309,204.8	314,193.8	1.6%	6.6%

Equity attributable to owners of the parent	17,451.3	18,411.2	18,445.9	0.2%	5.7%
Non-controlling interest	15,711.7	16,224.8	16,296.9	0.4%	3.7%
Total equity	33,162.9	34,636.0	34,742.8	0.3%	4.8%

Total liabilities and equity	327,859.4	343,840.8	348,936.7	1.5%	6.4%

(1) Information was modified considering the discontinued operation.

23

Report of 4Q2025 consolidated results Information reported in Ps billions and under IFRS

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements Under Full IFRS
Financial Statements Under IFRS

Information in Ps. Billions

Consolidated Statement of income	YTD 2024 (3)	YTD 2025 (3)	Δ	4Q24 Pro Forma (3)	3Q25 Pro Forma (3)	4Q25	Δ
			2025 vs. 2024				4Q25 vs. 3Q25 Pro Forma	4Q25 vs. 4Q24 Pro Forma
Interest income
Loan portfolio	24,367.2	22,969.4	-5.7%	5,810.0	5,740.8	5,872.1	2.3%	1.1%
Interests on investments in debt securities	2,604.7	2,709.2	4.0%	690.8	675.6	703.3	4.1%	1.8%
Total interest income	26,971.9	25,678.5	-4.8%	6,500.7	6,416.3	6,575.4	2.5%	1.1%

Interest expense
Checking accounts	245.2	226.8	-7.5%	56.9	59.1	57.6	-2.4%	1.2%
Time deposits	8,971.7	8,363.4	-6.8%	2,069.0	2,128.9	2,125.5	-0.2%	2.7%
Savings deposits	5,396.4	4,499.3	-16.6%	1,173.4	1,107.0	1,168.4	5.5%	-0.4%
Total interest expenses on deposits	14,613.2	13,089.6	-10.4%	3,299.3	3,295.0	3,351.5	1.7%	1.6%

Interbank borrowings and overnight funds	1,649.6	1,597.2	-3.2%	378.9	515.0	327.5	-36.4%	-13.6%
Borrowings from banks and others	1,614.5	1,456.5	-9.8%	402.1	355.8	352.2	-1.0%	-12.4%
Bonds issued	1,676.6	1,542.5	-8.0%	419.7	383.8	378.2	-1.5%	-9.9%
Borrowings from development entities	490.5	362.1	-26.2%	95.1	90.3	82.8	-8.3%	-13.0%
Total interest expenses on financial obligations	5,431.3	4,958.3	-8.7%	1,295.9	1,344.9	1,140.7	-15.2%	-12.0%
Total interest expense	20,044.5	18,047.9	-10.0%	4,595.2	4,639.8	4,492.2	-3.2%	-2.2%
Net interest income	6,927.4	7,630.7	10.2%	1,905.5	1,776.5	2,083.2	17.3%	9.3%

Impairment losses (recoveries) on financial assets
Loans and other accounts receivable	4,615.6	4,268.2	-7.5%	998.2	1,070.4	994.2	-7.1%	-0.4%
Other financial assets	5.0	6.9	38.9%	1.4	0.3	1.2	N.A.	-18.0%
Recovery of charged-off financial assets	(574.3)	(736.3)	28.2%	(148.2)	(148.9)	(181.8)	22.1%	22.7%
Net impairment loss on financial assets	4,046.3	3,538.9	-12.5%	851.5	921.7	813.6	-11.7%	-4.4%
Net interest income, after impairment losses	2,881.1	4,091.8	42.0%	1,054.0	854.8	1,269.6	48.5%	20.5%

Income from commissions and fees
Banking fees (1)	2,625.3	2,728.6	3.9%	666.7	691.4	712.9	3.1%	6.9%
Trust activities	495.9	569.7	14.9%	128.0	148.7	149.5	0.5%	16.8%
Pension and severance fund management	1,174.6	1,282.1	9.1%	311.2	335.8	336.6	0.2%	8.2%
Bonded warehouse services	181.8	203.8	12.1%	46.3	53.4	51.5	-3.6%	11.2%
Income from commissions and fees	4,477.6	4,784.2	6.8%	1,152.2	1,229.4	1,250.6	1.7%	8.5%
Expenses from commissions and fees	1,001.6	1,124.2	12.2%	272.8	281.2	286.9	2.0%	5.2%
Net income from commissions and fees	3,476.0	3,660.0	5.3%	879.4	948.1	963.6	1.6%	9.6%

Income from sales of goods and services	11,048.6	10,396.8	-5.9%	3,223.3	2,515.8	2,682.6	6.6%	-16.8%
Costs and expenses from sales of goods and services	8,571.2	8,309.1	-3.1%	2,714.4	2,053.2	2,230.8	8.7%	-17.8%
Gross profit from sales of goods and services	2,477.4	2,087.7	-15.7%	508.9	462.6	451.9	-2.3%	-11.2%

Total trading investment income	986.1	1,659.8	68.3%	(198.4)	1,031.0	(259.9)	-125.2%	31.0%
Total derivatives income	415.6	(257.8)	-162.0%	524.9	(510.8)	346.2	-167.8%	-34.0%
Net trading income	1,401.7	1,402.0	0.0%	326.5	520.1	86.2	-83.4%	-73.6%
Net income from other financial instruments mandatory at FVTPL	350.9	623.2	77.6%	82.1	89.3	347.8	N.A.	N.A.

Other income
Foreign exchange gains (losses), net	(452.6)	825.7	N.A.	(239.5)	299.4	234.2	-21.8%	-197.8%
Net gain on sale of investments and OCI realization	149.6	(18.4)	-112.3%	(11.7)	29.9	14.1	-52.8%	N.A.
Gain on the sale of non-current assets held for sale	20.1	11.9	-40.9%	3.0	2.3	3.2	39.1%	5.8%
Income from non-consolidated investments (2)	520.3	477.6	-8.2%	101.0	85.1	74.1	-13.0%	-26.7%
Net gains on asset valuations	27.9	71.7	157.3%	(7.3)	18.7	33.2	77.7%	N.A.
Other income from operations	381.0	288.0	-24.4%	137.9	66.4	100.2	50.9%	-27.4%
Total other income	646.2	1,656.4	156.3%	(16.5)	501.8	458.9	-8.5%	N.A

Other expenses
Loss on the sale of non-current assets held for sale	2.1	2.5	23.0%	1.1	0.9	1.2	39.0%	8.5%
Personnel expenses	3,022.2	3,231.9	6.9%	790.1	815.7	824.3	1.1%	4.3%
General and administrative expenses	4,292.2	4,697.2	9.4%	1,212.9	1,116.8	1,337.7	19.8%	10.3%
Depreciation and amortization	674.2	770.4	14.3%	175.9	192.7	207.4	7.6%	17.9%
Impairment loss on other assets	4.9	2.7	-45.3%	0.4	0.7	0.1	-90.0%	-81.0%
Other operating expenses	129.9	195.1	50.1%	46.0	36.3	40.5	11.4%	-12.0%
Total other expenses	8,125.5	8,899.9	9.5%	2,226.4	2,163.1	2,411.1	11.5%	8.3%

Net income before income tax expense	3,107.8	4,621.2	48.7%	607.9	1,213.7	1,167.0	-3.8%	92.0%
Income tax expense	942.0	1,432.7	52.1%	64.8	353.4	339.7	-3.9%	N.A.
Net income for the period of continued operations	2,165.8	3,188.5	47.2%	543.2	860.3	827.3	-3.8%	52.3%

Net income for the period of discontinued operations	25.7	26.6	3.8%	(2.7)	31.3	(188.6)	N.A.	N.A.

Net income for the period	2,191.5	3,215.2	46.7%	540.4	891.6	638.7	-28.4%	18.2%

Net income for the period attibutable to:

Non-controlling interest	1,176.4	1,493.3	26.9%	259.1	370.6	294.2	-20.6%	13.6%

Net income from continued operations attributable to owners of the parent	17.7	18.4	3.8%	283.2	499.4	474.4	-5.0%	67.5%
Net income from discontinued operations attributable to owners of the parent	997.4	1,703.5	70.8%	(1.9)	21.6	(130.0)	N.A.	N.A.
Net income attributable to owners of the parent	1,015.1	1,721.9	69.6%	281.4	521.0	344.4	-33.9%	22.4%

(1) Includes commissions on banking services, office network services, credit and debit card fees, fees on drafts, checks and checkbooks and other fees.

(2) Includes share of profit of equity accounted investees, net of tax, and dividend income.

(3) Information was modified considering the discontinued operation.

24

Report of 4Q2025 consolidated results Information reported in Ps billions and under Colombian IFRS

GRUPO AVAL ACCIONES Y VALORES S.A.

Separate Financial Statements

Financial Statements Under Colombian IFRS

Information in Ps. Billions

Separate Statement of Financial Position	4Q24	3Q25	4Q25	Δ
				4Q25 vs. 3Q25	4Q25 vs. 4Q24

Current assets
Cash and cash equivalents	126.2	55.6	50.6	-9.0%	-59.9%
Trading securities	0.5	0.5	0.5	1.1%	19.0%
Financial assets at amortized cost	38.4	39.0	40.7	4.4%	5.8%
Accounts receivable from related parties	1,324.2	1,368.9	157.9	-88.5%	-88.1%
Taxes paid in advance	12.7	23.1	27.7	20.0%	118.3%
Other accounts receivable	0.0	0.0	0.0	-74.4%	66.7%
Other non-financial assets	0.1	0.1	0.1	-8.6%	-26.0%
Total current assets	1,502.0	1,487.2	277.5	-81.3%	-81.5%

Non-current Assets
Non trading investments	0.0	101.1	101.9	0.9%	N.A.
Investments in subsidiaries and associates	19,424.2	20,403.0	20,417.0	0.1%	5.1%
Accounts receivable from related parties	0.0	0.0	975.6	N.A	N.A
Property and equipment, net	14.1	11.8	12.2	3.4%	-13.2%
Deferred tax assets	0.0	0.0	0.4	N.A.	N.A.
Total non-current Assets	19,438.3	20,515.9	21,507.1	4.8%	10.6%
Total assets	20,940.2	22,003.0	21,784.6	-1.0%	4.0%

Liabilities and shareholders' equity
Current liabilities
Borrowings at amortized cost	1,198.0	1,069.8	9.7	-99.1%	-99.2%
Outstanding bonds at amortized cost	8.5	8.0	101.6	N.A.	N.A.
Accounts payable	201.3	385.9	228.3	-40.8%	13.4%
Employee benefits	2.7	3.2	5.0	57.5%	86.0%
Tax liabilities	12.0	7.8	10.4	32.9%	-13.2%
Other non-financial liabilities	1.2	1.2	1.2	0.0%	-1.4%
Total current liabilities	1,423.7	1,475.9	356.3	-75.9%	-75.0%

Long-term liabilities
Deferred tax liability	0.0	0.0	0.0	-100.0%	-100.0%
Borrowings at amortized cost	347.8	396.3	1,373.0	N.A.	N.A.
Outstanding bonds	1,200.0	1,200.0	1,107.0	-7.8%	-7.8%
Total long-term liabilities	1,547.8	1,596.3	2,480.0	55.4%	60.2%
Total liabilities	2,971.5	3,072.3	2,836.2	-7.7%	-4.6%

Total shareholders' equity	17,968.7	18,930.7	18,948.4	0.1%	5.5%

Total liabilities and shareholders' equity	20,940.2	22,003.0	21,784.6	-1.0%	4.0%

GRUPO AVAL ACCIONES Y VALORES S.A.

Separate Financial Statements

Financial Statements Under Colombian IFRS

Information in Ps. Billions

Separate Statement of Income	YTD 2024	YTD 2025	Δ	4Q24	3Q25	4Q25	0	Δ
			2025 vs. 2024					4Q25 vs. 3Q25	4Q25 vs. 4Q24
Operating revenue
Equity method income, net	952.2	1,717.8	80.4%	253.4	536.9	338.3		-37.0%	33.5%
Other revenue from ordinary activities	425.0	354.4	-16.6%	104.5	88.8	88.1		-0.8%	-15.7%
Total operating revenue	1,377.2	2,072.2	50.5%	357.9	625.8	426.4		-31.9%	19.1%

Expenses, net
Administrative expenses	81.1	91.8	13.2%	21.6	21.7	27.5		27.0%	27.3%
Other expenses	-0.3	-0.3	-24.6%	0.0	-0.6	-0.1		-79.6%	N.A.
Losses from exchange differences	-4.8	6.3	N.A.	-2.1	1.5	1.7		18.5%	-183.2%
Operating income	1,301.3	1,974.3	51.7%	19.5	22.5	29.1		29.3%	49.4%

Financial expenses	270.8	222.4	-17.9%	62.7	55.7	55.0		-1.3%	-12.3%

Earnings before taxes	1,030.5	1,751.9	70.0%	275.7	547.5	342.3		-37.5%	24.2%
Income tax expense	30.6	16.5	-46.0%	-8.0	4.7	2.9		-39.7%	-135.5%

Net income	999.9	1,735.4	73.6%	283.7	542.8	339.4		-37.5%	19.6%

25

Report of 4Q2025

Investor Relations Contact

INVESTORRELATIONS@grupoaval.com

Nicolás Noreña

Strategic Planning and Investor Relations Senior Manager

Tel: 601 743 32 22

E-mail: nnorena@grupoaval.com

Simón Franky

Investor Relations and Finance Director

Tel: 601 743 32 22

Email: sfranky@grupoaval com

Santiago Fonseca

Financial Planning and Investor Relations Analyst

Tel: 601 743 32 22

Email: safonseca@grupoaval com

26

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2026

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel